

DBIM

Dbim Holdings Limited

Investor Presentation

December 2025

Issuer Free Writing Prospectus dated December 8, 2025
Filed Pursuant to Rule 433 of the Securities Act of 1933, as amended
Relating to Preliminary Prospectus dated November 5, 2025
Registration Statement No.333-289879

DBIM

Free Writing Prospectus Statement

Dbim Holdings Limited has filed a registration statement (including a preliminary prospectus) with the U.S. Securities and Exchange Commission (the "SEC") for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the other documents we have filed with the SEC for more complete information about us and this offering. You may obtain these documents for free by visiting EDGAR on the SEC's website at www.sec.gov. Alternatively, Dbim Holdings Limited, the underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it.

This free writing prospectus relates to the initial public offering of ordinary shares of Dbim Holdings Limited (the "Company", "Dbim" or "we") and should be read together with the preliminary prospectus dated November 5, 2025 (the "Preliminary Prospectus") that was included in the Registration Statement on Form F-1 (File No. 333-289879), as initially filed with the SEC on August 27, 2025, which can be accessed through the SEC's EDGAR database.

The Company has filed a Registration Statement on Form F-1 (the "Registration Statement") I with the SEC for the offering to which this communication relates. The Registration Statement has not yet become effective. Before you invest, you should read the prospectus in that Registration Statement (including the risk factors described therein) and other documents the Company has filed with the SEC in their entirety for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company or the underwriter will arrange to send you the prospectus if you request it by contacting Dbim Holdings Limited via email: ir@dbim.com.

Disclaimer and Forward-looking Statements

This presentation does not constitute an offer or invitation for the sale or purchase of securities or to engage in any other transactions with the Company or its affiliate. The information in this presentation is not targeted at the residents of any particular country or jurisdiction and is not intended for distribution to, or use by, any person in any jurisdiction or country where such distribution or use would be contrary to local law or regulation.

This presentation contains estimates and other statistical data made by independent parties and by the Company relating to market size and growth and other data regarding our industry. The data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Projections, assumptions and estimates of the future performance of the markets in which we operate are necessarily subject to a high degree of uncertainty and risk. We undertake no update such estimates.

This presentation contains forward-looking statements. All statements contained in this presentation other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward-looking statements. The words "believe", “may”, “will”, “estimate“, “continue“, “anticipate“, “intend“, “expect" and similar expressions are intended to identify forward-looking statements. From time to time, we or our representatives may also make forward-looking statements orally or in writing. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the “Risk Factors” section of our preliminary prospectus included in our registration statement on Form F-1 filed with SEC.

Moreover, we operate in a competitive and rapidly changing environment and new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this presentation may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur.

Although we believe that the expectations reflected in the forward- looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by applicable law, we undertake no duty to update any of these forward-looking statements after the date of this presentation or to conform these statements to actual results or revised expectations.

Preliminary Offering Summary

Issuer	Dbim Holdings Limited
Proposed Exchange / Ticker	The Nasdaq Stock Market LLC (Symbol: DBIM)
Offering Type	Initial Public Offering
Offering Size	2,000,000 Ordinary Shares, or 2,300,000 Ordinary Shares assuming that the underwriters exercise their over-allotment option in full
Offering Price	US$4.00 to US$5.00 per Ordinary Share
Use of Proceeds	• Approximately 35% for investment in research and development of our service platforms to advance our technology and enhance our service capabilities; • Approximately 35% for market expansion and potential acquisition, although we have not identified any specific investments or acquisition target at this time; • Approximately 20% for talent acquisition and training; and • Approximately 10% for general corporate purpose and working capital.
Sole Book-Running Manager	American Trust Investment Services, Inc.

About Us

We are a leading comprehensive metaverse marketplace service provider in Asia which leverages AI to empower enterprises and individuals to enhance commercial efficiency. Our vision is to empower enterprises and individuals to do business in the metaverse, enabling seamless, cost-effective, and high-growth commercial opportunities for all. We primarily offer two types of metaverse marketplace services to our customers: **(i) virtual goods services**, and **(ii) metaverse scenario building services.**

- Leading comprehensive metaverse marketplace service provider in Asia serving customers from more than 150 countries and regions
- Cutting-edge AI technologies and excellent service capabilities
- Superior cross-border AI-enabled payment risk control capabilities
- Experienced and visionary management team
- In-depth cooperation with quality virtual goods suppliers and operators, generating powerful network effects

No.1

In Asia for trading China's virtual goods with overseas consumers in terms of the revenue in 2023[1)]

150+

Coverage of countries and regions

250%

Recent period-to-period net income growth rate[2)]

Note: 1)、According to iResearch, we were the largest virtual goods service provider in Asia for trading China's virtual goods with overseas consumers in terms of revenue in 2023. (Source: iResearch; see F-1 "Business/Industry Overview.")

2)、Net income growth rate for the six months ended March 31, 2025, compared to the comparable prior year period.

Service Line: Virtual Goods Services

Relying on our AI-enabled virtual goods trading platform, we source virtual goods from industry-leading third-party virtual goods operators around the world, and facilitate global consumers to transcend geographical boundaries and access virtual goods across various industry verticals such as live streaming, gaming, social platforms and online literature and entertainment.

As of March 31, 2025, we had offered an extensive catalog of over 820 SKUs of virtual goods, covering approximately 300 virtual goods operators from 13 countries globally.


KAVIP
WORLD'S TOP CN APP IN-APP PLATFORM

(interfaces of our platform)

Service Line: Metaverse Scenario Building Services

As a leading metaverse marketplace service provider in Asia, we are at the forefront of exploring metaverse scenario building services to enterprise customers that seek to optimize cost efficiency by exploring cutting-edge technology and embracing new trends within the industry.

We launched DBiM.com, our VR SaaS platform, in September 2024. Leveraging Web 3.0, VR, AR, 3D modeling and AI technologies, our VR SaaS platform offers customized content and services tailored to the business needs of our enterprise customers.



(VR expos on our VR SaaS platform)

DBIM

Company Overview | Industry Overview | Growth Strategies | Investment Highlights | Financials

Experienced and Visionary Management Team



Mr. Jianfeng Feng
Founder, Chairman and Chief Executive Officer

- Serial entrepreneur with an in-depth understanding of and profound insights into e-commerce and the Internet
- Responsible for the overall business management of the Company
- Director and Chief Executive Officer at Dino Direct Limited since 2010
- Master’s degree in computer science from McGill University in 2005

Experienced and Visionary Management Team

Ms. Yan Zeng
Chief Financial Officer

- Chief Financial Officer from December 2024
- Financial director at Dino Direct Limited from January 2020 to October 2024
- Financial advisor at Element Colors HK from January 2022 to October 2024
- Master's degree from Royal Melbourne Institute of Technology in 2005

Mr. Amirul Asaraf
Chief Operating Officer

- Chief Operating Officer from April 2025
- Responsible for business development and daily operations
- Operations director at DP Ceramic Marketing Sdn. Bhd. from September 2018 to March 2025
- Bachelor's degree from MARA Technology University in 2013

Corporate Structure


Dbim Holdings Limited
(Issuer)
100%
100%
Lawren Company Limited
(BVI)
Dbim Limited
(BVI)
100%
100%
100%
Element Colors Electronic
Entertainment Limited
(Hong Kong)
Element Colors Technology
Malaysia SDN. BHD.
(Malaysia)
Element Colors
Technology Limited
(United Kindom)

Global Virtual Goods Services


Market size of global virtual goods services (virtual-real), in terms of revenue, 2021-2030E
USD Billion
+16.6%
+16.9%
3.5
3.9
4.7
5.9
7.1
8.3
9.6
11.0
12.5
14.1
2021
2022
2023
2024E
2025E
2026E
2027E
2028E
2029E
2030E

The market size of global virtual goods service industry was US$4.7 billion in terms of revenue in 2023. Driven by the development of virtual and immersive technologies as well as the expansion of underlying industries including gaming, online video and live streaming, the market is projected to grow at a CAGR of 16.9% from 2023 to 2030, reaching US$14.1 billion in 2030.

(Source: iResearch)

Market Drivers of Global Virtual Goods Services

- Increasing popularity of online payments
- Rapid growth of virtual content and goods trading
- Growing needs for trading China's virtual goods
- Support from virtual goods service providers

Global Metaverse Scenario Building Services


Market size of global metaverse scenario building services, in terms of revenue, 2021-2030E
USD Billion
+40.0%
+48.9%
2.9
3.4
5.7
8.6
12.8
18.6
27.2
40.3
60.8
92.5
2021
2022
2023
2024E
2025E
2026E
2027E
2028E
2029E
2030E

The market size of global metaverse scenario building services was US$5.7 billion in terms of revenue in 2023. The market is projected to grow at a CAGR of 48.9% from 2023 to 2030, reaching US$92.5 billion in 2030. This significant growth is expected to be driven by advancements in VR, AR, blockchain, and AI, as well as the increasing demand for immersive and interactive virtual experiences, coupled with the expansion of metaverse applications across industries such as gaming, education, healthcare and retailing.

(Source: iResearch)

Market Drivers of Global Metaverse Scenario Building Services

- Increased demand for customization and personalization
- Growth of digital transformation
- Rising popularity of immersive technologies

To Further Expand Our Business

Expand globally and bring our services to overseas markets

- Actively explore and pursue opportunities in overseas markets
- Evaluate market opportunities in different countries and plan to expand overseas markets through joint ventures with or acquisitions of local companies
- Continue to enhance our AI-enabled digital marketing capabilities to support our global expansion

Leverage cutting-edge technologies and diversify product offerings

- Leverage AI technology to more efficiently identify market opportunities and optimize the product offerings and pricing
- Explore the possibilities of Web 3.0 and develop Web 3.0-enabled solutions to bring users and applications a secure and seamless business experience

Pursue and invest in market opportunities in content and experiences of metaverse

- Committed to empowering enterprises and individuals to do business in metaverse
- Increase our investment in VR-related services, as well as hiring and retaining top-tier talents
- Launch virtual live streaming services and interactive AR tour guide services

Enhance technological capabilities and service quality to strengthen our brand awareness

- Upgrade IT infrastructure and broaden the deployment of AI algorithms to dynamically refine platform and service offerings
- Promote our strengths in data analytics and technology
- Aim to build AI-enabled solutions that cover the entire industrial chain of virtual goods services

Investment Highlights

Leading comprehensive metaverse marketplace service provider in Asia

- Ranked first in Asia in terms of the revenue in 2023 generated from overseas trading of China's virtual goods
- Establish strong brand recognition globally and serve customers from over 150 countries
- Collaborate with more than 100 online payment channels to support approximately 40 currencies on our platform
- Substantial revenue and profit growth in recent period

Competitive technological advantage

- Advanced and scalable platform designed for global reach
- AI-enabled precise marketing capabilities
- Strong network effects from in-depth cooperation with virtual goods suppliers and operators, and leverage of cutting-edge AI technologies comprehensively enhances overall efficiency and quality of our services

Experienced and visionary management team

- Highly experienced management team with strong commitment
- Founder is a serial entrepreneur with an in-depth understanding of and profound insights into e-commerce and the Internet

Selected Key Financial and Operation Information



Revenue & GMV
7,000
6,000
5,000
4,000
3,000
2,000
1,000
-
US$'000
50,000
40,000
30,000
20,000
10,000
-
+180.7%
Revenue
YR23
YR24
H1YR24
H1YR25
GMV
Revenue
GMV



Net income
1,400
1,200
1,000
800
600
400
200
-
US$'000
+250.3%
YR23
YR24
H1YR24
H1YR25

(In US$'000)	Year ended September 30, 2023	Year ended September 30, 2024	Six months ended Marh 31, 2024	Six months ended Marh 31, 2025
GMV	35,700	42,700	14,880	37,950
Net revenues	6,293	6,143	2,086	5,855
Gross profit	3,804	3,570	1,181	3,775
Net income	1,276	1,095	380	1,331

Our revenue and net income increased by 180.7% and 250.3% for the six months ended March 31, 2025, compared to the comparable prior year period.

The notable increase in revenue and net income during the six months ended March 31, 2025, compared to the comparable prior year period, was due primarily to an increase in the GMV of live streaming virtual goods transactions we facilitated. Since the second quarter of 2023, we adjusted our marketing strategy by cutting down our offerings of game-related virtual goods on our websites and platforms, and contributing more marketing spendings on live streaming virtual goods. Driven by the robust growth of live streaming industry and growing popularity of China's virtual content products overseas, the GMV of live streaming virtual goods transactions and our revenues therefrom have significantly increased in the periods following the adjustment of marketing strategy, and are expected to continue to increase at a fast pace in the foreseeable future.

DBIM

Company Overview | Industry Overview | Growth Strategies | Investment Highlights | **Financials**

Our Global Presence



Canada
United States
25.8%
Hong Kong
Taiwan
Singapore

- Serving customers from over 150 countries and regions
- As of March 31, 2025, we offer more than 820 SKUs of virtual goods on our platform, covering 300 popular virtual goods operators from 13 countries globally
- For the six months ended March 31, 2025, the five largest regions or countries where our GMV was derived were the United States, Taiwan, Singapore, Hong Kong and Canada, with the United States contributing approximately 25.8% and Taiwan, Singapore, Hong Kong and Canada in total contributing approximately 38.9% of our aggregate GMV

Disaggregation of revenues

Disaggregation of revenues by service line*



Virtual goods services 95%
Metaverse scenario building services 5%

Note: For the six months ended March 31, 2025. No revenue was generated from metaverse scenario building services in the prior periods.

Contact Information

Dbim Holdings Limited

Unit 16F, Chow Tai Fook Centre
580A Nathan Road, Mong Kok
Kowloon, Hong Kong

Telephone: +852 3069 7546

Email: ir@dbim.com

American Trust Investment Services, Inc.

San Clemente
910 S El Camino Real
Suite 200
San Clemente, CA 92672
United States

Telephone: +1 949-347-5222

Email: IB@amtruinvest.com